C M

SEC[illegible] 06006398 [illegible]MISSION

Washington, D.C. 20549

RECEIVED APR 0 4 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 35363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windsor Financial Group/DE, Inc. CN NW Capital Markets Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place, 17th Floor

(No. and Street)

Jersey City, NJ 07302

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Petrosky 201-656-0115

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager and Fenton LLP

(Name – *if individual, state last, first, middle name*)

12424 Wilshire Boulevard, Suite 1000, Los Angeles, CA 90025

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 2 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Enright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windsor Financial Group/DE, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

3/28/06

OFFICIAL SEAL
VERONICA SERRANO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 11/19/2008

WINDSOR FINANCIAL GROUP/DE, INC.

REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2005 and 2004

(With Independent Auditor's Report)

WINDSOR FINANCIAL GROUP/DE, INC.

December 31, 2005 and 2004

CONTENTS

PRAGER AND FENTON

CERTIFIED PUBLIC ACCOUNTANTS

12424 WILSHIRE BOULEVARD, SUITE 1000 LOS ANGELES, CA 90025-1044 (310) 207-2220 FAX (310) 207-0556

PRAGER AND FENTON LLP
www.pragerfenton.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Windsor Financial Group/DE, Inc.
Jersey City, New Jersey

We have audited the accompanying statements of financial condition of Windsor Financial Group/DE, Inc. (the Company) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windsor Financial Group/DE, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Prager and Fenton LLP

February 15, 2006 PRAGER AND FENTON LLP

Statements of Financial Condition
December 31, 2005 and 2004

Assets	2005	2004
Current Assets		
Cash and cash equivalents	$1,515,598	$ 852,298
Accounts receivable	25,000	-
Income taxes receivable	-	5,337
Prepaid expenses	2,560	2,631
Total Current Assets	1,543,158	860,266
Total Assets	**$1,543,158**	**$ 860,266**
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 101,500	$ 71,608
Income taxes payable	6,503	-
Other current liabilities	-	20,961
Total Current Liabilities	108,003	92,569
Stockholder's Equity		
Common stock, no par value, 1,000 shares authorized and 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	40,462	40,462
Retained earnings	1,384,693	717,235
Total Stockholder's Equity	1,435,155	767,697
Total Liabilities and Stockholder's Equity	**$1,543,158**	**$ 860,266**

The accompanying notes are an integral part of these financial statements.

WINDSOR FINANCIAL GROUP/DE, INC.

Statements of Operations
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Investment banking, net	$2,045,317	$1,468,499
Proprietary trading income, net	151,707	54,853
Consulting fees	5,000	-
Interest and dividends	44,737	9,278
Total Revenues	2,246,761	1,532,630
Expenses		
Compensation	1,500,000	1,305,000
Professional and consulting fees	23,670	23,175
Regulatory fees and publications	8,664	8,803
Service charges	3,074	1,090
Insurance	1,157	1,026
Office expense	6,609	651
Interest expense - margin	26,718	2,666
Total Expenses	1,569,892	1,342,411
Income From Operations Before Provision for Income Taxes	676,869	190,219
Provision for Income Taxes	9,411	3,300
Net Income	**$ 667,458**	**$ 186,919**

The accompanying notes are an integral part of these financial statements.

Statements of Changes In Stockholder's Equity
For the Years Ended December 31, 2005 and 2004

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, December 31, 2003	**1,000**	**$ 10,000**	**$ 40,462**	**$ 530,316**	**$ 580,778**
Net Income				186,919	186,919
Balances, December 31, 2004	**1,000**	**10,000**	**40,462**	**717,235**	**767,697**
Net Income				667,458	667,458
Balances, December 31, 2005	**1,000**	**$ 10,000**	**$ 40,462**	**$ 1,384,693**	**$1,435,155**

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

Cash Flows from Operating Activities	**2005**	**2004**
Net income	$ 667,458	$ 186,919
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
(Increase) decrease in:		
Accounts receivable	(25,000)	45,000
Prepaid expenses	71	(1,779)
Income taxes receivable	5337	(5,337)
Increase (decrease) in:		
Accounts payable and accrued expenses	29,892	55,119
Income taxes payable	6,503	(7,500)
Other current liabilities	(20,961)	20,961
NET CASH PROVIDED BY OPERATING ACTIVITIES	663,300	293,383
Cash Flows From Investing Activities		
(Increase) decrease in deposits	0	1,415
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	1,415
Increase in cash and cash equivalents	663,300	294,778
Cash and cash equivalents at the beginning of year	852,298	557,520
Cash and cash equivalents at the end of year	$1,515,598	$ 852,298

Supplemental Disclosures

Cash paid during the year for:		
Income tax payments	$ 2,711	$ 16,137
Interest payments	$ 36,405	$ 10,680

NOTE 1 ORGANIZATION AND NATURE OF THE BUSINESS

Windsor Financial Group/DE, Inc. ("the Company") was incorporated in the state of Delaware in May 1986. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's primary activity is municipal bond underwriting. During 2004, the Company commenced proprietary trading in municipal bonds for their own account.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Investment Banking

Investment banking revenues include gains, losses, and fees net of expenses, arising from securities offerings in which the Company acts as an underwriter or syndicate member. Investment banking revenue also includes fees from financial advisory services. Revenue is recorded when the underwriting is completed, and advisory services are rendered.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Gains and losses on the sale of investments entered into for the account and risk of the Company are recorded on a trade date basis. The Company purchases the securities, both from their own underwritings and on the open market, in accordance with a margin account agreement with their clearinghouse. Revenue from these transactions is recorded on a net basis in operating income.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholder of the Company will be taxed on the Company's taxable income. Accordingly, no provision for federal income taxes has been included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates.

Cash and Cash Equivalents
Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less.

NOTE 3 CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents accounts with high quality financial institutions, in amounts which at times exceed federally insured limits.

NOTE 4 NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined, equal to the greater of one-fifteenth of aggregate indebtedness, as defined, or $100,000. Net capital changes from day to day, and at December 31, 2005 and 2004, the Company had net capital, as defined, of $1,432,595 and $759,729, respectively, which exceeds the minimum statutory requirement of $100,000.

NOTE 5 RULE 15C3-3

The Company does not carry accounts for customers or otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption under paragraph (k)(1) of that rule.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliate. Occupancy and related overhead costs are absorbed by the affiliate in accordance with a written agreement.

NOTE 7 RECLASSIFICATIONS

Certain amounts in the 2004 financial statements have been reclassified to conform to the current year's presentation.

SUPPLEMENTARY SCHEDULES

Schedule I - Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Net Capital

Total Stockholder's Equity	$1,435,155
Total Capital and Allowable Credits	1,435,155
Deduct - Non-allowable assets:	
Prepaid expenses	2,560
Total Debits	2,560
Net Capital Before Haircuts on Security Positions	1,432,595
Deduct - haircuts on security positions	--
NET CAPITAL	1,432,595
Deduct - minimum net capital requirement- the greater of 6 2/3 % of aggregate indebtedness of $108,003 or $100,000	(100,000)
NET CAPITAL IN EXCESS OF REQUIREMENT	$1,332,595
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.075 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

The difference between this computation of net capital and the corresponding computation prepared by Windsor Financial Group/DE, Inc. and included in its unaudited Part IIA FOCUS Report filing as of December 31, 2005 amounted to an increase in net capital of $43,471. The difference is primarily due to reduction of accounts payable and accrued expenses.

Schedule II - Computation for the Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company carries no customer accounts, does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, no amounts need to be included in the customer reserve requirements, and the information relating to the possession or control requirements under SEC Rule 15c3-3 is not applicable.

PRAGER AND FENTON

CERTIFIED PUBLIC ACCOUNTANTS

12424 WILSHIRE BOULEVARD, SUITE 1000 LOS ANGELES, CA 90025-1044 (310) 207-2220 FAX (310) 207-0556

PRAGER AND FENTON LLP
www.pragerfenton.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors
Windsor Financial Group/DE, Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Windsor Financial Group/DE, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Prager and Fenton LLP

February 15, 2006

PRAGER AND FENTON LLP